December 1, 2006

Michael L. Hurt
Chief Executive Officer
Altra Holdings, Inc.
14 Hayward Street
Quincy, Massachusetts 02171

> **Re:** **Altra Holdings, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed November 27, 2006**
> **File No. 333-137660**

Dear Mr. Hurt:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fee Table

1. Please include in the table the maximum offering, including the over-allotment option.

Our Principal Equity Sponsor, page 5

2. Please balance the disclosure in this section with information regarding the portion of your company that Genstar is selling in this offering.

The Offering, page 6

3.   Please highlight the fact that the selling stockholders include your directors and executive officers.

Use of Proceeds, page 23

4.   Please quantify the amount of proceeds to be used for the purposes mentioned in the first bullet point.

5.   Please clarify what you mean by "equity clawback."

6.   Please provide us your analysis of the applicability of the tender offer rules to each alternative method of reacquisition of the notes mentioned in the first bullet point.

7.   Please quantify the portion of the proceeds to be paid to each underwriter as mentioned on page 91.

Capitalization, page 24

8.   Please delete the item "cash and cash equivalents" from the capitalization disclosure.

Dilution, page 25

9.   Please revise the table to separately present the impact of the conversion of the preferred stock.

Borrowings, page 44

10.   We note your response to prior comment 6. Please tell us what information under Section 7.2(a) of Exhibit 4.12 is "other than with respect to the financial statements of the Company" that you are obligated to provide to CDPQ during such time as you are filing information pursuant to the reporting requirements under Section 13 or Section 15(d) of the Exchange Act.

Contractual Obligations, page 47

11.   The table required by regulation S-K Item 303(a)(5) must be as of your latest fiscal year end balance sheet date. You may provide updating information by footnote or otherwise. Please revise accordingly.

Products, page 56

12.   We note your response to prior comment 8; however, it seems inconsistent that you and third parties have sufficient information to disclose your market position by product category but insufficient information to provide the disclosure required by Regulation S-K Item 101(c)(1)(i). In the section of your prospectus where you include disclosure responsive to Item 101, please provide the information required by Rule 409 in a manner that permits investors to reconcile this apparent inconsistency.

Transition Agreements, page 70

13.   Please file as exhibits the agreements.

Principal and Selling Stockholders, page 75

14.   We note your response to prior comment 17. With a view toward disclosure, please tell us when each of the selling stockholders acquired the shares to be sold in this offering. Also, please tell us the amount of consideration paid.

Corporate Opportunity, page 79

15.   Please tell us the authority for the conclusions disclosed in the last sentence.

Financial Statements as of September 29, 2006, beginning on page F-36

Note 13, Stockholders' Equity, page F-48

Restricted Common Stock, page F-49

16.   It appears that you granted approximately 615,000 shares of restricted common stock during the third quarter of 2006. Please tell us the fair value per share assigned to those grants. Please also provide us a chronological bridge of management's fair value per share determination to the current estimated IPO price per share. In that regard, describe the business and other factors on which increases in the estimated fair value per share were based. Also, indicate when discussions were initiated with your underwriter(s) about possible offering price ranges and provide us a history of those discussions.

Recent Sales of Unregistered Securities, page II-2

17.   Please expand your response to prior comment 19 to provide us a table that quantifies the differences you mention so that the numbers in this section regarding 2006 issuances are easily reconcilable to the information on page F-49.

18.   We note your statement in response 19 that shares are under the control of your general counsel. Please:

- tell us the number of shares involved in the escrow; and
- provide us your analysis of the operation of the escrow that leads to your conclusion regarding who beneficially owns the shares held in escrow.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Praveen Kartholy at (202) 551-3640 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief